

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

June 16, 2009

<u>VIA U.S. MAIL and FACSIMILE (949) 732-6501</u>

Rod A. Shipman
President, Chief Executive Officer and
Chief Financial Officer
CPC of America, Inc.
6336 17th Street Circle East
Sarasota, Florida 34243

  RE: CPC of America, Inc.
   Form 10-K for the fiscal year ended December 31, 2007
   Filed on March 17, 2008
   Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and
   September 30, 2008
   File No. 000-24053

Dear Mr. Shipman:

  We have reviewed your response letters dated April 2, 2009 and April 8, 2009 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-K for the year ended December 31, 2007 and Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008

1.   We reference prior comment 5 in our letter dated April 1, 2009 and your response letters dated April 2, 2009 and April 8, 2009. In addition, we note that you amended your December 31, 2007 Form 10-K to correct errors related to the calculation of the beneficial conversion feature with respect to your Series E Preferred Stock. Your letter of April 8, 2009 appears to indicate that you concluded that the previously issued financial statements should no longer be relied upon BUT that you believe an Item 4.02 Form 8-K is not required because the amounts involved are immaterial and relate to non-cash items. However, in other conversations you appear to have indicated that you never reached such a conclusion since you believe the errors were not material – i.e., that you believe that because the errors were not material, investors could continue to rely on the previously issued financial statements until the restated information was filed. Please note that Form 8-K would require you to file the information outlined in Item 4.02 whenever you conclude that any previously issued financial statements should no longer be relied upon because of an error in the financial statements. Please provide us with a clearly worded explanation of whether your board of directors, a committee of the board, or your officers having the authority to do so, concluded or did not conclude that the previously issued financial statements should no longer be relied upon because of the errors relating to the beneficial conversion features and explain the basis for that conclusion. Otherwise, please file the Item 4.02 Form 8-K disclosing the non-reliance on previously issued financial statements to investors.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your response that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact Brian Cascio, Branch Chief, at (202) 551-3676. Please contact Geoffrey Kruczek, Staff Attorney, at (202) 551-3641, or Tim Buchmiller, Staff Attorney, at (202) 551-3635 with any other questions.

                                                Sincerely,

                                                Kate Tillan
                                                Assistant Chief Accountant

cc: Daniel K. Donahue, Esq.